October 2, 2019

Patrick Dovigi
President and Chief Executive Officer
GFL Environmental Holdings Inc.
100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9

       Re: GFL Environmental Holdings Inc.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed September 30, 2019
           File No. 333-232731

Dear Mr. Dovigi:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2019.

Form F-1/A Filed September 30, 2019

Financial Statements
GFL Environmental Holdings, Inc., page F-2

1. We note your response to comment 6. The disclosures that you refer to along with the interest and other finance costs, deferred purchase consideration, loss
(gain) on sale of
       property, plant and equipment, loss (gain) on foreign exchange and other income line items on the face of your statements of operations do not appear to provide insight about the nature of all of your expenses. For example for the seven months ended December 31,
       2018, the disclosures you refer to as well as the income statement line items noted above appear to only address the nature of approximately 60% of your total expenses. In this regard, please provide a breakdown of total expenses based on the nature of
 Patrick Dovigi
GFL Environmental Holdings Inc.
October 2, 2019
Page 2
      expenses. Refer to IAS 1.104 and 105.
       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Sergio Chinos at 202-551-7844 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                         Sincerely,
FirstName LastNamePatrick Dovigi
                                                         Division of
Corporation Finance
Comapany NameGFL Environmental Holdings Inc.
                                                         Office of Energy &
Transportation
October 2, 2019 Page 2
cc:       Ryan Bekkerus
FirstName LastName